UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR
For the Period Ended: December 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Unico American Corporation
Full Name of Registrant

Former Name if Applicable
5230 Las Virgenes Road
Address of Principal Executive Officer (Street and Number)
Calabasas, California 91320
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file, within the prescribed time period, its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) due to the reasons described below, which cannot be eliminated by the Registrant without unreasonable effort or expense.

As disclosed by the Registrant in Item 7.01 of its Current Report on Form 8-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on November 1, 2021, the Audit Committee of the Registrant’s Board of Directors conducted an independent investigation, which is now complete, of issues that include a deficiency in certain funds held in a fiduciary capacity by Unifax Insurance Systems, Inc., a subsidiary of the Registrant, for the benefit of Crusader Insurance Company, another subsidiary of the Registrant, and related internal controls. The Audit Committee retained counsel with the assistance of a forensic accountant to conduct the investigation.

Following the conclusion of the independent investigation, the Registrant’s management evaluated the findings of the independent investigation and considered the need for certain corrective disclosures in prior filings made by the Registrant with the Commission. In addition, the Registrant evaluated its policies, procedures, and internal controls associated with the matters referenced above, as well as compliance with, and the effectiveness of, those policies, procedures and internal controls (the “Accounting Policy and Controls Review”). Because the independent investigation and Accounting Policy and Controls Review included matters related to accounting for the three- and nine-month periods ended September 30, 2021, the Registrant was delayed in filing its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended September 30, 2021 within the prescribed time period. The Registrant filed the Form 10-Q on March 29, 2022, but due to the demands on its management’s time that were required to complete and file the 10-Q, it will be delayed in filing the Form 10-K. The Registrant is working diligently to file the Form 10-K as promptly as practicable.

PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Jennifer Ziegler	818	591-9800
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

UNICO AMERICAN CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
	UNICO AMERICAN CORPORATION
Date: March 31, 2022	By:	/s/ Jennifer Ziegler
		Jennifer Ziegler Treasurer, Chief financial Officer, (Principal Accounting Officer and Principal Financial Officer)

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